Exhibit 3.1

FRANCISCO V. AGUILAR Secretary of State 401 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☒ Certificate of Designation

☐ Certificate of Amendment to Designation - Before Issuance of Class or Series

☐ Certificate of Amendment to Designation - After Issuance of Class or Series

☐ Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: MARA Holdings, Inc.
	Entity or Nevada Business Identification Number (NVID):		E0079682010-9
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional):	Date:		Time:
(must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: Series X Preferred Stock
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued.

☐ Certificate of Amendment to Designation- After Issuance of Class or Series

The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.

6. Resolution: Certificate of Designation and Amendment to Designation only)

By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.*

The certificate of designation for the corporation’s Series X Preferred Stock is set forth on the pages attached hereto. (See attached pages.)

7. Withdrawal:	Designation being Withdrawn:		Date of Designation:

No shares of the class or series of stock being withdrawn are outstanding.

The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *

8. Signature: (Required)	X /s/ Fred Thiel		Date:	1/8/2025
Signature of Officer

* Attach additional page(s) if necessary	Page 1 of 1
This form must be accompanied by appropriate fees.	Revised: 8/1/2023

MARA HOLDINGS, INC.

CERTIFICATE OF DESIGNATION

OF

SERIES X PREFERRED STOCK

The following recital and resolution was duly adopted by the board of directors (the “Board of Directors”) of MARA Holdings, Inc., a Nevada corporation (the “Corporation”), in accordance with the provisions of Nevada Revised Statutes (“NRS”) 78.1955:

WHEREAS, the articles of incorporation of the Corporation (the “Articles of Incorporation”), authorize the issuance of up to 50,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), issuable from time to time in one or more series, and further provides that the Board of Directors is expressly authorized to fix the designation and number of the shares of any series of Preferred Stock, the powers, preferences and rights of such series, and the qualifications, limitations or restrictions thereof, to the fullest extent such authority may be conferred upon the Board of Directors under the laws of the State of Nevada.

NOW, THEREFORE, IT IS HEREBY RESOLVED, that, pursuant to authority conferred upon the Board of Directors by the Articles of Incorporation, (i) a series of Preferred Stock is hereby authorized, designated and established by the Board of Directors as “Series X Preferred Stock”, (ii) the Board of Directors hereby authorizes Thirteen Million (13,000,000) shares of Series X Preferred Stock for issuance and (iii) the Board of Directors hereby fixes the voting powers, designations, preferences, limitations, restrictions and relative rights of the Series X Preferred Stock, in addition to any provisions set forth in the Articles of Incorporation that are applicable to all series of Preferred Stock, as set forth in this certificate of designation (the “Certificate of Designation”):

1. Designation, Amount and Par Value. The series of Preferred Stock created and established hereby shall be designated as Series X Preferred Stock (the “Series X Preferred Stock”) and the number of shares so designated shall be Thirteen Million (13,000,000). Each share of Series X Preferred Stock shall have a par value of $0.0001 per share and shall be uncertificated and represented in book-entry form unless and until otherwise determined by the Board of Directors.

2. Dividends and Other Distributions. The holders of Series X Preferred Stock, as such, shall not be entitled to receive dividends or other distributions of any kind.

3. Voting Rights. Except as otherwise mandated by applicable law, the holders of the shares of Series X Preferred Stock, as such, shall have only the following voting rights:

(A)	Each outstanding share of Series X Preferred Stock shall be entitled to cast one thousand (1,000) votes per share (and shall vote together with the outstanding shares of the Corporation’s common stock, par value $0.0001 per share (the “Common Stock”) as a single class) exclusively with respect to the Authorized Stock Increase (as defined below) and shall not be entitled to vote on any other matter. For the avoidance of doubt, no holder of Series X Preferred Stock, as such, shall have any right to vote on any other matter as to which any other holder of the Corporation’s capital stock, as such, would be entitled to vote, and any such right that would be provided or available under the NRS (including, without limitation, any right of the holders of Series X Preferred Stock to vote as a separate class or series on any matter, including, without limitation, the Authorized Stock Increase), regardless of whether such right arises pursuant to NRS 78.2055, 78.207 and 78.390 or otherwise, is hereby specifically denied.

1 of 3

(B)	All outstanding shares of Series X Preferred Stock must be voted, and shall be voted without action by the holder, on the Authorized Stock Increase in the same manner and proportion as shares of Common Stock are voted (excluding any shares of Common Stock that are not voted “for” or “against” the Authorized Stock Increase for any reason, including, without limitation, any abstentions or broker non-votes) on the Authorized Stock Increase. Notwithstanding anything to the contrary in this Certificate of Designation or otherwise, the Series X Preferred Stock (i) shall be disregarded entirely for purposes of determining or establishing a quorum at any meeting of the Corporation’s stockholders and (ii) shall not cast any vote on the Authorized Stock Increase at a meeting of the Corporation’s stockholders unless a quorum (as determined under the Company’s bylaws) of the holders of the Common Stock is established at such meeting.

(C)	As used in this Certificate of Designation, the term “Authorized Stock Increase” means any proposal to increase the number of shares of Common Stock that the Corporation is authorized to issue, together with any ancillary, administrative or related matters necessary or advisable in connection with the implementation of such increase (as determined by the Board of Directors in its sole discretion), including, without limitation, the amendment of the Articles of Incorporation to effectuate the Authorized Share Increase.

4. Rank; Liquidation. The Series X Preferred Stock at all times shall rank junior to all other classes and series of the Corporation’s capital stock with respect to, and shall have no rights whatsoever to receive, any dividend or other distribution of assets of the Corporation for any reason, including upon a liquidation, bankruptcy, reorganization, merger, acquisition, sale, change-of-control, dissolution or winding up of the Corporation, in each case whether voluntarily or involuntarily. For the avoidance of doubt, the Series X Preferred Stock shall not have (i) preemptive rights or (ii) any right to convert or exchange shares of the Series X Preferred Stock into or for any other instrument or security.

5. Transfer. The Series X Preferred Stock may not be Transferred (as defined below) at any time prior to the Redemption Time (as defined below) without the prior written consent of the Corporation, which consent must be approved in advance pursuant to a duly adopted resolution of the Board of Directors. As used in this Certificate of Designation, the terms “Transfer” and “Transferred” mean, directly or indirectly, whether by merger, consolidation, share exchange, division, or otherwise, the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of the shares of Series X Preferred Stock (or any right, title or interest thereto or therein) or any agreement, arrangement or understanding (whether or not in writing) to take any of the foregoing actions, provided that the grant of a proxy by a holder of Series X Preferred Stock to any proxyholder designated by the Corporation in connection with the approval of the Authorized Stock Increase shall not constitute a “Transfer” hereunder.

2 of 3

6. Redemption.

(A)	The outstanding shares of Series X Preferred Stock shall be redeemed by the Corporation in whole and not in part (such redemption, the “Redemption”), out of funds legally available therefor, upon the earlier to occur of: (i) the order of the Board of Directors in its sole discretion, automatically and effective at such date and time as is determined and specified by the Board of Directors in its sole discretion and (ii) automatically and effective immediately after the publishing or other public announcement by the Corporation of the final results of any stockholder vote on the Authorized Stock Increase. The publishing or other public announcement by the Corporation of the final results of such stockholder vote shall be the only notice required to be given to the holders of Series X Preferred Stock of any automatic Redemption pursuant to this Section 6.

(B)	The aggregate consideration payable for all outstanding shares of Series X Preferred Stock redeemed in the Redemption shall be an amount equal to One Thousand Three Hundred Dollars ($1,300) in cash (the “Redemption Price”), which amount shall be payable at the effective time of the Redemption (the “Redemption Time”).

(C)	From and after the Redemption Time (whether such Redemption occurs automatically or otherwise in accordance with this Section 6), all shares of Series X Preferred Stock shall cease to be outstanding, and the only right of a former holder of shares of Series X Preferred Stock, as such, will be to receive the applicable Redemption Price. Effective immediately after the Redemption Time, the shares of Series X Preferred Stock redeemed by the Corporation pursuant to this Certificate of Designation shall be, and hereby are, automatically retired and restored to the status of authorized but unissued shares of Preferred Stock.

7. Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

*    *     *     *

3 of 3